UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 10, 2023

Endeavor Group Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40373	83-3340169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9601 Wilshire Boulevard, 3rd Floor Beverly Hills, California	90210
(Address of principal executive offices)	(Zip Code)

(310) 285-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value per share	EDR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On August 10, 2023, World Wrestling Entertainment, Inc. (“WWE”) and New Whale Inc. (“New PubCo”) filed an amendment to the Registration Statement on Form S-4 (File No. 333-271893) (as so amended, the “Registration Statement”) in connection with the proposed transaction between WWE and Endeavor Group Holdings, Inc. (“Endeavor” or the “Company”) pursuant to which WWE and Endeavor propose to combine the businesses of WWE and Zuffa Parent, LLC (“HoldCo”), a subsidiary of Endeavor, which owns and operates the Ultimate Fighting Championship (“UFC”), into a newly publicly listed company (the “Transactions”). The Transactions were previously announced by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 3, 2023.

The Registration Statement includes the audited consolidated financial statements of HoldCo as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, 2021 and 2020, which were previously included as Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on May 12, 2023. In addition, the Registration Statement includes the unaudited consolidated financial statements of HoldCo as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, which are attached hereto as Exhibit 99.1.

Additional information provided to WWE by the Company about the Company, HoldCo and Endeavor Operating Company, LLC (HoldCo’s parent entity) is discussed in the Registration Statement, including in the sections entitled “Risk Factors,” “Business of UFC,” “Management Discussion and Analysis of UFC” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The information contained under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act except as may be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Unaudited consolidated financial statements of Zuffa Parent, LLC as of June 30, 2023 and for the six months ended June 30, 2023 and 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally include statements regarding the potential transaction between Endeavor and WWE. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected market opportunity, growth, financial performance, expected synergies and closing of the Transactions. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor’s management has based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Endeavor and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor Endeavor will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and Endeavor following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s risk profile and it may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s or New PubCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the SEC, including without limitation Endeavor’s or WWE’s respective Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at corporate.wwe.com. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, WWE and New PubCo have filed a registration statement on Form S-4 with the SEC, which includes an information statement of WWE and a preliminary prospectus of New PubCo. After the registration statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for any other document that Endeavor may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENDEAVOR ARE URGED TO READ ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by Endeavor through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Endeavor will be available free of charge on Endeavor’s website at investor.endeavorco.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDEAVOR GROUP HOLDINGS, INC.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer

Date: August 10, 2023

Exhibit 99.1

ZUFFA PARENT, LLC

ZUFFA PARENT, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$172,822	$180,574
Accounts receivable (1)	49,024	45,448
Other current assets (2)	68,731	42,278

Total current assets	290,577	268,300

Property, buildings and equipment, net	174,022	175,048
Intangible assets, net	452,381	475,765
Operating lease right-of-use assets	22,169	23,276
Goodwill	2,602,639	2,602,639
Investments	4,436	5,416
Other assets	29,968	30,286

Total assets	$3,576,192	$3,580,730

Liabilities, Redeemable Non-controlling Interests and Members’ Equity
Current liabilities:
Accounts payable	$10,124	$16,842
Accrued liabilities	90,964	108,189
Current portion of long-term debt	22,514	22,683
Current portion of operating lease liabilities	1,897	1,793
Deferred revenue (3)	79,537	71,624
Other current liabilities (4)	20,496	9,048

Total current liabilities	225,532	230,179

Long-term debt	2,725,067	2,736,315
Long-term operating lease liabilities	21,727	22,594
Other long-term liabilities (5)	6,246	12,818

Total liabilities	2,978,572	3,001,906

Commitments and contingencies (Note 11)
Redeemable non-controlling interests	10,696	9,908
Members’ equity:
Members’ capital	587,161	568,070
Accumulated other comprehensive (loss) income	(237)	846

Total members’ equity	586,924	568,916

Total liabilities, redeemable non-controlling interests and members’ equity	$3,576,192	$3,580,730

(1)	Net of allowance for doubtful accounts of $338 and $2,355, respectively, and related party receivables of $38 and $323, respectively
(2)	Including related party receivables of $38,756 and $24,431, respectively, and prepaid contract costs to related party of $381 and $258, respectively
(3)	Including related party accounts of $809 and $672, respectively
(4)	Including related party payables of $18,645 and $7,728, respectively
(5)	Including related party payables of $1,008 and $0, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Revenue (1)	$611,915	$527,677
Operating expenses:
Direct operating costs (2)	171,941	143,864
Selling, general and administrative expenses (3)	119,822	99,210
Depreciation and amortization	30,202	29,998

Total operating expenses	321,965	273,072

Operating income	289,950	254,605
Other expense:
Interest expense, net	(111,803)	(55,448)
Other expense, net	(864)	(844)

Income before income taxes and equity losses of affiliates	177,283	198,313
Provision for income taxes	6,499	7,446

Income before equity losses of affiliates	170,784	190,867
Equity losses of affiliates, net of tax	980	—

Net income	169,804	190,867
Less: Net income attributable to redeemable non-controlling interests	788	1,007

Net income attributable to Zuffa Parent, LLC	$169,016	$189,860

(1)	Including related party revenue of $8,412 and $5,248, respectively
(2)	Including related party expenses of $8,304 and $7,253, respectively
(3)	Including related party expenses of $12,764 and $12,673, respectively

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Net income	$169,804	$190,867
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,132)	220
Cash flow hedges:
Change in net unrealized gains	201	3,275
Amortization of cash flow hedge fair value to net income	(152)	(152)

Total comprehensive income, net of tax	168,721	194,210
Less: Comprehensive income attributable to redeemable non-controlling interests	788	1,007

Comprehensive income attributable to Zuffa Parent, LLC	$167,933	$193,203

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

(Unaudited)

	Common Units	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity
Balance as of December 31, 2021	$1,251,416	$(2,524)	$1,248,892
Comprehensive income	189,860	3,343	193,203
Accretion of redeemable non-controlling interests	1,007	—	1,007
Distributions	(67,937)	—	(67,937)
Contributions	12,544	—	12,544

Balance as of June 30, 2022	$1,386,890	$819	$1,387,709

	Common Units	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity
Balance as of December 31, 2022	$568,070	$846	$568,916
Comprehensive income	169,016	(1,083)	167,933
Distributions	(161,509)	—	(161,509)
Contributions	11,584	—	11,584

Balance as of June 30, 2023	$587,161	$(237)	$586,924

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Operating activities
Net income	$169,804	$190,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,202	29,998
Net provision for allowance for doubtful accounts	89	547
Equity losses of affiliates	980	—
Amortization of content costs	7,960	6,858
Amortization and write-off of original issue discount and deferred financing costs	5,207	5,119
Equity-based compensation expense	11,584	12,544
Income taxes	1,132	2,003
Other, net	(213)	(120)
Changes in operating assets and liabilities:
Accounts receivable	(3,665)	(28,515)
Other current assets	(26,405)	16,085
Other noncurrent assets	(7,479)	(8,315)
Accounts payable and accrued liabilities	(20,518)	(14,316)
Deferred revenue	1,362	27,509
Other liabilities	10,639	(1,769)

Net cash provided by operating activities	180,679	238,495

Investing activities
Purchase of property and equipment	(9,088)	(6,984)
Capitalized software development costs	(116)	(328)
Proceeds from sale of assets	—	8
Investments in affiliates, net	—	(250)

Net cash used in investing activities	(9,204)	(7,554)

Financing activities
Payments on borrowings	(16,300)	(16,300)
Redemption of profits units	—	(2,877)
Payments for financing costs	(286)	—
Distributions to members	(161,509)	(67,937)

Net cash used in financing activities	(178,095)	(87,114)

Effects of exchange rate movements on cash	(1,132)	220
(Decrease) increase in cash and cash equivalents	(7,752)	144,047
Cash and cash equivalents, beginning of period	180,574	874,688

Cash and cash equivalents, end of period	$172,822	$1,018,735

Supplemental disclosures:
Cash paid for interest	$103,499	$51,547
Cash paid for taxes	7,057	7,269
Non-cash investing and financing activities:
Capital expenditures included in current liabilities	$335	$305
Accretion of redeemable non-controlling interests	—	(1,007)
Capital contribution from parent for equity-based compensation	11,584	12,544

See accompanying notes to consolidated financial statements

ZUFFA PARENT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	DESCRIPTION OF BUSINESS

Business and Organization

Zuffa Parent, LLC and its subsidiaries (collectively the “Company”, “Zuffa”, “UFC”, or “we”) is an integrated media and entertainment company, principally engaged in the development, production, sales and marketing of media and consumer products featuring the Ultimate Fighting Championship® (UFC®) and related brands. Zuffa Parent, LLC was formed on July 27, 2016, is headquartered in Las Vegas, Nevada and wholly-owns Zuffa, LLC, which is the operating entity for the Ultimate Fighting Championship.

On August 18, 2016, a buyer group that included Endeavor Operating Company, LLC (“EOC”), affiliates of Silver Lake Partners (“SLP”), affiliates of Kohlberg Kravis Roberts & Co. (“KKR”) and certain other investors (including certain existing owners as rollover investors) (the “buyer group”) acquired 100% of the equity interests of Zuffa, (the “EOC Transaction”). In connection with the acquisition, EOC was deemed to be the accounting acquirer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) as EOC had a controlling financial interest.

In August 2017, EOC purchased the common equity interests of certain existing shareholders of the Company for $373.7 million, which included EOC exercising its call option to purchase a portion of a rollover seller’s Class B Common Units for $18.8 million. After giving effect to these transactions, EOC’s common ownership interest in the Company was 50.1%.

In May 2021, substantially simultaneous with the closing of Endeavor Group Holdings Inc.’s (“EGH”) initial public offering (the “EGH IPO”), EOC acquired the remaining equity interests in the Company resulting in EOC directly or indirectly owning 100% of the equity interests of Zuffa (the “UFC Buyout”). In addition, prior to the close of the EGH IPO, the holders of UFC profits units received EOC common units or Endeavor Manager LLC common units in exchange for such UFC profits units.

In April 2023, EGH entered into a transaction agreement to form a new publicly traded company (“New PubCo”) with World Wrestling Entertainment, Inc (“WWE”) relating to the combination of the UFC and WWE businesses. Upon close, which is expected in late 2023, (A) EGH and/or its subsidiaries will hold (1) a 51.0% controlling non-economic voting interest in New PubCo and (2) a 51.0% economic interest in an operating subsidiary (“HoldCo”), which will own all of the assets of the UFC and WWE businesses, and (B) the stockholders of WWE will hold (1) a 49.0% voting interest in New PubCo and (2) a 100.0% economic interest in New PubCo, which will in turn hold a 49.0% economic interest in Holdco.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information and should be read in conjunction with the Company’s consolidated financial statements and accompanying footnotes for the year ended December 31, 2022. Certain information and note disclosures normally included in the annual financial statements have been condensed or omitted from these interim financial statements. The interim consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited; however, in the opinion of management, such interim consolidated financial statements reflect all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair statement of its financial position, results of operations, and cash flows for the interim periods presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, the allowance for doubtful accounts, content cost amortization and impairment, the fair value of the Company’s reporting unit and the assessment of goodwill, other intangible assets and long-lived assets for impairment, redeemable non-controlling interests, the fair value of equity-based compensation, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

Recently Adopted Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. This ASU clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets, expanding the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. The amendments in this update were effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2023 with no material effect on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions was permitted upon issuance of this update through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848, in order to defer the sunset date of ASC 848 until December 31, 2024. The Company adopted this guidance on April 1, 2023 with no material effect on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). This ASU amends or supersedes various SEC paragraphs within the FASB Accounting Standards Codification to conform to past SEC announcements and guidance issued by the SEC. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

3.	REVENUE

Disaggregated Revenue

The following table presents the Company’s revenue disaggregated by primary revenue sources (in thousands):

	Six months ended June 30,
	2023	2022
Revenue:
Media Rights and Content	$435,771	$386,035
Live Event (1)	63,795	40,626
Sponsorship	84,209	75,260
Consumer Products Licensing	28,140	25,756

Total Revenue	$611,915	$527,677

(1) - The Company presents taxes assessed by governmental authorities related to ticket revenue on a gross basis when imposed concurrent with a revenue-producing transaction. Such ticket taxes aggregated to $2.4 million and $1.3 million for the six months ended June 30, 2023 and 2022, respectively.

Remaining Performance Obligations

The following table presents the aggregate amount of transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of June 30, 2023 (in thousands). The transaction price related to these future obligations does not include any variable consideration.

Year Ending December 31,
Remainder of 2023	$482,379
2024	888,337
2025	892,779
2026	156,067
2027	118,284
Thereafter	75,148

Total	$2,612,995

Revenue from Prior Period Performance Obligations

The Company recognized a $0.8 million and $2.1 million net increase of revenue from performance obligations satisfied in prior periods during the six months ended June 30, 2023 and 2022, respectively. The amount recognized from prior period performance obligations reflects changes in estimated sales and usage based pay-per-view and consumer products licensing royalty revenue due to updated information. Additionally, this amount includes incremental revenues earned from performance obligations satisfied in prior periods.

Contract Liabilities (Deferred Revenue)

The Company records deferred revenue when cash payments are received or due in advance of our performance. Our deferred revenue balance primarily relates to advance payments received related to our content distribution rights agreements, our consumer product licensing agreements and our sponsorship arrangements, and our six- and twelve-month memberships for UFC Fight Pass. Deferred revenue is included in the current liabilities section and in other long-term liabilities in the consolidated balance sheets.

The following table presents the Company’s deferred revenue as of June 30, 2023 and December 31, 2022 (in thousands):

Description	As of December 31, 2022	Additions	Deductions	Foreign Exchange	As of June 30, 2023
Deferred revenue - current	$71,624	$430,347	$(422,602)	$168	$79,537
Deferred revenue - noncurrent	$11,060	$—	$(6,551)	$—	$4,509

4.	SUPPLEMENTARY DATA

Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are as follows (in thousands):

	As of December 31, 2022	Charged to Costs and Expenses	Deductions	Foreign Exchange	As of June 30, 2023
Six Months Ended June 30, 2023	$2,355	$83	$(2,100)	$—	$338

Film and Television Costs

The following table presents the Company’s unamortized content costs (in thousands):

	June 30, 2023	December 31, 2022
Licensed and acquired program rights, net of accumulated amortization	$21,067	$20,548
Produced programming:
Released, net of accumulated amortization	4,491	5,699
In production	805	557

Total film and television costs	$26,333	$26,804

The Company amortized $8.0 million and $6.9 million during the six months ended June 30, 2023 and 2022, respectively. These amounts are included in direct operating costs in the consolidated statements of operations.

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

	June 30, 2023	December 31, 2022
Interest	$39,522	$35,502
Operating payables	34,152	41,896
Payroll-related costs	13,147	27,271
Other	4,143	3,520

Total accrued liabilities	$90,964	$108,189

5.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying value of the Company’s goodwill was $2,602.6 million as of June 30, 2023 and December 31, 2022. There were no additions, nor were there any dispositions or impairments to goodwill during the six months ended June 30, 2023 and 2022.

Goodwill as of June 30, 2023 and December 31, 2022 reflects goodwill resulting from the Company’s election to apply pushdown accounting in its separate financial statements to reflect EGH’s new basis of accounting in the Company’s assets and liabilities, including goodwill.

Intangible Assets

The following table summarizes information relating to the Company’s identifiable intangible assets as of June 30, 2023 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	$(268,635)	$434,991
Customer relationships	4.5	354,510	(340,638)	13,872
Internally developed software	2.9	16,228	(12,710)	3,518

Total intangible assets		$1,074,364	$(621,983)	$452,381

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2022 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trademarks and trade names	18	$703,626	$(249,085)	$454,541
Customer relationships	4.5	354,510	(337,379)	17,131
Internally developed software	2.9	16,234	(12,141)	4,093

Total intangible assets		$1,074,370	$(598,605)	$475,765

Amortization of intangible assets was $23.4 million and $23.3 million during the six months ended June 30, 2023 and 2022, respectively, which is recognized within depreciation and amortization in the consolidated statements of operations.

6.	INVESTMENTS

Howler Head

The Company has an approximately 7% ownership stake in in Monkey Spirit, LLC, which owns the IP license to distribute Howler Head branded products and beverages (together, “Howler Head”). From the date of the original investment until August 2022, the investment was classified as an equity investment without a readily determinable fair value. In August 2022, the Company received an incremental share of equity in Howler Head. Subsequent to this transaction, the Company determined that it exercised significant influence over the operating and financial policies of Howler Head and as a result the investment was reclassified as an equity method investment. The Company recognized equity losses of $0.9 million for the six months ended June 30, 2023, and the investment balance was $3.3 million and $4.2 million as of June 30, 2023 and December 31, 2022, respectively.

Other Investments

During the six months ended June 30, 2023, the Company recognized equity losses of $0.1 million in its other equity method investments, which had a $0.6 million and

$0.7 million balance as of June 30, 2023 and December 31, 2022, respectively. The Company also had investments without a readily determinable fair value of $0.5 million as of June 30, 2023 and December 31, 2022.

7.	DEBT

The following is a summary of outstanding debt (in thousands):

	June 30, 2023	December 31, 2022
Credit Facilities
First Lien Term Loan (due April 2026)	$2,744,267	$2,759,767
Secured Commercial Loans	32,667	33,467

Total principal	2,776,934	2,793,234
Unamortized discount	(10,105)	(11,791)
Unamortized debt issuance cost	(19,248)	(22,445)

Total debt	2,747,581	2,758,998
Less: current portion	(22,514)	(22,683)

Total long-term debt	$2,725,067	$2,736,315

Credit Facilities

As of June 30, 2023 and December 31, 2022, the Company had $2.7 billion and $2.8 billion, respectively, outstanding under a credit agreement that was entered into in connection with the acquisition in 2016 (the “Credit Facilities”). The Credit Facilities consist of a first lien secured term loan (the “First Lien Term Loan”) and a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Revolving Credit Facility”). The Credit Facilities are secured by liens on substantially all of the assets of the Company. In April 2023, the Company executed an amendment on the Revolving Credit Facility to extend the maturity by six months to October 29, 2024 and replace the adjusted LIBOR reference rate with Term Secured Overnight Financing Rate (“SOFR”). In June 2023, the Company executed an amendment of the First Lien Term Loan to replace the adjusted LIBOR reference rate with SOFR plus a credit spread adjustment (as defined in the credit agreement).

The financial debt covenant of the Credit Facilities did not apply as of June 30, 2023 and December 31, 2022, as the Company’s borrowings outstanding under the Revolving Credit Facility did not exceed thirty-five percent of its capacity.

The Company had $10.0 million and no outstanding letters of credit as of June 30, 2023 and December 31, 2022, respectively.

Secured Commercial Loans

As of June 30, 2023 and December 31, 2022, the Company had $32.7 million and $33.5 million of secured loans outstanding, respectively, which were entered into in October 2018 in order to finance the purchase of a building and its adjacent land (the “Secured Commercial Loans”). The Secured Commercial Loans have identical terms except the $28.0 million Loan Agreement is secured by a deed of trust for the Company’s headquarters building and underlying land in Las Vegas and the $12.0 million Loan Agreement is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. In May 2023, the Company executed an amendment of the Secured Commercial Loans to replace the LIBOR reference rate with SOFR.

The Secured Commercial Loans contain a financial covenant that requires the Company to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the Loan Agreements of no more than 1.15-to-1 as measured on an annual basis. As of June 30, 2023 and December 31, 2022, the Company was in compliance with its financial debt covenant under the Secured Commercial Loans.

8.	REDEEMABLE NON-CONTROLLING INTEREST

In July 2018, the Company received an investment of $9.7 million by third parties (the “Russia Co-Investors”) in a newly formed subsidiary of the Company (the “Russia Subsidiary”) that was formed to expand the Company’s existing business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this investment provide the Russia Co-Investors with a put option to sell their ownership in the Russia Subsidiary five years and six months after the consummation of the investment. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors’ cash contributions less cash distributions, or fair value. As of June 30, 2023 and December 31, 2022, the estimated redemption value was $9.9 million and $9.7 million, respectively.

The changes in carrying value of the redeemable non-controlling interest for the six months ended June 30, 2023 were as follows (in thousands):

Balance – December 31, 2022	$9,908
Net income attributable to non-controlling interests	788

Balance – June 30, 2023	$10,696

The changes in carrying value of the redeemable non-controlling interest for the six months ended June 30, 2022 were as follows (in thousands):

Balance – December 31, 2021	$9,700
Net income attributable to non-controlling interests	1,007
Accretion	(1,007)

Balance – June 30, 2022	$9,700

9.	DERIVATIVE FINANCIAL INSTRUMENTS

In October 2018, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of LIBOR + 1.62%, which totaled 3.97% as of December 31, 2018. The Company entered into this swap to hedge certain of its interest rate risks on its variable rate debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions. The Company has designated the interest rate swap as a cash flow hedge, and all changes in fair value are recognized in other comprehensive income until the hedged interest payments affect earnings.

In May 2023, the Company amended its Secured Commercial Loans and associated interest rate swap to replace the LIBOR reference rate with Term SOFR. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of SOFR + 1.70%, which totaled 6.78% as of June 30, 2023.

Prior to the May 2023 amendment, the fair value of the swap was based on commonly quoted monthly LIBOR rates. Subsequent to this amendment, the fair value of the swap is based on commonly quoted monthly Term SOFR rates. Both the LIBOR and Term SOFR reference rates are considered observable inputs representing a Level 2 measurement within the fair value hierarchy. The fair value of the swap was $0.8 million and $0.6 million as of June 30, 2023 and December 31, 2022, respectively, and was included in other assets in the consolidated balance sheets. The total change in fair value of the swap’s liability position included in accumulated other comprehensive income was a decrease of $0.2 million and $3.3 million for the six months ended June 30, 2023 and 2022, respectively. The Company reclassified $0.2 million during the six months ended June 30, 2023 and 2022, representing the amortization of the cash flow hedge fair value to net income.

10.	INCOME TAXES

The Company is an LLC which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s foreign subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

In accordance with ASC Topic 740, Income Taxes, each interim period is considered integral to the annual period and tax expense is generally determined using an estimate of the annual effective income tax rate (“AETR”). The Company’s tax provision for interim periods is determined using an estimate of its AETR, adjusted for discrete items, if any, that are considered in the relevant period. Each quarter, the Company updates the AETR and, if the estimated effective tax rate changes, a cumulative adjustment is made. In accordance with the authoritative guidance for accounting for income taxes in interim periods, the Company computed its income tax provision for the six months ended June 30, 2023 and 2022 based upon the AETR.

The provision for income taxes for the six months ended June 30, 2023 is $6.5 million based on pretax income of $177.3 million. The provision for income taxes for the six months ended June 30, 2022 was $7.4 million based on pretax income of $198.3 million. The effective tax rate is 3.67% and 3.73% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate between the periods differs primarily from the amount of year-to-date actual and projected pretax income (loss) for each period, and the amount of such income (loss) that is not subject to tax due to the Company’s tax structure. Any tax balances reflected on the June 30, 2023 balance sheet would be adjusted accordingly to reflect the actual financial results as of December 31, 2023.

Our effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to partnership income not subject to income tax, state and local income taxes, withholding taxes in foreign jurisdictions that are not based on net income and income subject to tax in foreign jurisdictions which differ from the U.S. federal statutory income tax rate and the relative amount of income earned in those jurisdictions.

As of June 30, 2023 and December 31, 2022, the Company had unrecognized tax benefits of $0.9 million and $0.9 million, respectively, for which we are unable to make a reasonable and reliable estimate of the period in which these liabilities will be settled with the respective tax authorities.

In December 2022, the Organization for Economic Co-operation and Development (“OECD”) proposed Global Anti-Base Erosion Rules, which provides for changes to numerous long-standing tax principles including the adoption of a global minimum tax rate of 15% for multinational enterprises (“GloBE rules”). While various jurisdictions are in the process of enacting legislation to adopt GloBE rules, only South Korea and Japan have enacted such legislation. Other countries are expected to adopt GloBE rules in 2023 with effective dates beginning in 2024. Changes in tax laws in the various countries in which the Company operates can negatively impact the Company’s results of operations and financial position in future periods. The Company will continue to monitor legislative and regulatory developments in this area.

11.	COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to September 30, 2017) and to deny plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). On August 9, 2023, the judge issued a written order confirming this ruling. The Company will seek an appeal of this decision. On June 23, 2021, plaintiffs’ lawyers filed a new case against Zuffa and EGH alleging substantially similar claims but providing for a class period from July 1, 2017 to present. Management believes that the Company has meritorious defenses against the allegations and intends to defend itself vigorously.

The Company is involved in various other legal matters arising in the normal course of business. In the opinion of the Company, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

12.	RELATED PARTY TRANSACTIONS

EGH and its subsidiaries (collectively, the “Group”) provide various services to the Company:

The Company is charged an annual management fee of $25.0 million for services provided by the Group. For the six months ended June 30, 2023 and 2022, the Company incurred management fee charges of $12.5 million and $12.5 million and commissions fees of $1.6 million and $1.0 million, respectively, which are included in selling, general and administrative expenses and direct operating costs, respectively, in the consolidated statements of operations. The Company believes the annual management fee is a reasonable allocation of costs related to representation, executive leadership, back-office and corporate functions and other services provided by the Group. The Company also reimburses the Group for third party costs they incur on the Company’s behalf. The Company reimbursed $5.4 million and $2.6 million of such costs during the six months ended June 30, 2023 and 2022, respectively. The Company also receives revenue from the Group for the exhibition of UFC events as well as for other licensing arrangements. The Company recognized $6.5 million and $3.8 million of revenue for these transactions during the six months ended June 30, 2023 and 2022, respectively. Third-party costs of $14.9 million were incurred by the Group on behalf of the Company in connection with the transaction agreement entered into in April 2023 (see Note 1) during the six months ended June 30, 2023. The Company will reimburse the Group for such services. The Company had a net receivable balance of $5.5 million and $10.4 million due from these parties as of June 30, 2023 and December 31, 2022, respectively.

The Company also procured $3.4 million and $2.8 million in production and consulting services from the Group for the six months ended June 30, 2023 and 2022, respectively. The Company had a $1.0 million and $2.6 million payable balance due to these parties as of June 30, 2023 and December 31, 2022, respectively.

The Company uses Endeavor Streaming, a Group company, to manage the video platform and billing for its over-the-top subscription service UFC Fight Pass and digital pay-per-view service UFC.TV. Endeavor Streaming collects revenue paid by the end-user for these products and then remits payment to the Company net of fees on revenue generated using the Endeavor Streaming platform. As of June 30, 2023 and December 31, 2022, the Company had a $13.4 million and $6.2 million receivable from Endeavor Streaming, respectively, which is included in other current assets in the consolidated balance sheets. Additionally, the Company pays Endeavor Streaming fees for revenue generated using Endeavor Streaming’s platform, as well as for work performed in updating and maintaining the video platform. These fees are deferred over the period of the subscription, which ranges from one to twelve months for UFC Fight Pass and are recognized at the time of the live event for UFC.TV. As of June 30, 2023 and December 31, 2022, the Company had $0.4 million and $0.3 million in deferred fees and a $0.6 million and $0.8 million payable related to such fees, respectively, which is included in other current assets and other current liabilities, respectively, in the consolidated balance sheets. The Company recognized $3.4 million and $3.2 million of fees and $0.1 million and $0.2 million of maintenance expenses to Endeavor Streaming during the six months ended June 30, 2023 and 2022, respectively, which is included in direct operating costs and selling, general and administrative expenses, respectively, in the consolidated statements of operations.

The Company has a $2.7 million receivable from Endeavor Streaming for sales tax owed to various taxing authorities in territories where Endeavor Streaming has sold UFC Fight Pass and UFC.TV to its end-users as of June 30, 2023 and December 31, 2022. This receivable is included in other current assets in the Company’s consolidated balance sheets. The Company recorded a corresponding $2.7 million payable to those taxing authorities as of June 30, 2023 and December 31, 2022, which is included in accrued liabilities in the Company’s consolidated balance sheets.

The Company entered into various other transactions with entities affiliated with EGH throughout the normal course of business. During the six months ended June 30, 2023 and 2022, the Company recognized $1.4 million and $1.4 million in revenues, respectively, and none and $0.2 million in direct operating costs, respectively, from these transactions.

The Company recognized $0.3 million and less than $0.1 million of revenue during the six months ended June 30, 2023 and 2022, respectively, from promotional services provided to its equity method investee, Howler Head, in connection to its equity investment in the entity discussed in Note 7 above. The Company had deferred revenue of $1.7 million and $2.0 million as of June 30, 2023 and December 31, 2022, respectively, related to this arrangement. Additionally the Company had receivables from Howler Head of less than $0.1 million and $0.2 million as of June 30, 2023 and December 31, 2022, respectively, which are related to amounts owed for certain reimbursable expenses incurred during each period.

13.	SUBSEQUENT EVENTS

Subsequent events were evaluated through August 10, 2023, which is the date the consolidated financial statements were issued.

The Company concluded that no other events have occurred that would require recognition or disclosure in the consolidated financial statements.